FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2007

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F       ☒       Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐       No       ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

The tender offer described below was not extended into the United States and persons resident in the United States were not permitted to subscribe for such offer. For purposes of this paragraph, the United States means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece S.A. announces to the investment community that following its voluntary tender offer to acquire the shares of “Ethniki” Hellenic General Insurance Company S.A. (“Ethniki Insurance”), it filed a request with the Capital Market Commission to exercise the squeeze - out right for the remaining shares of Ethniki Insurance, as per article 27 of L. 3461/2006, which request was approved by CMC Decision No. 11/457/29.11.2007 notified to NBG on 11 December 2007. In accordance with the CMC decision, trading of Ethniki Insurance shares shall cease on 21 December 2007.

Athens, 12 December 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 14th	December, 2007	Efstratios-Georgios (Takis) Arapoglou
Chairman - Chief Executive Officer